

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2014

Via E-mail
David Weinberg
Chief Financial Officer
Skechers U.S.A., Inc.
228 Manhattan Beach Blvd.,
Manhattan Beach, CA 90266

> **Re: Skechers U.S.A., Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-14429**

Dear Mr. Weinberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32
Definitions, page 33
Cost of Sales or Gross Margins, page 33

1. We note you exclude your distribution network- related costs from cost of sales and gross profit. Please quantify the costs associated with your distribution network that are excluded from cost of sales for each period presented and tell us why you believe these costs are not directly or indirectly incurred in bringing your product to its existing condition and location. Refer to ASC 330-10-30-1. In future filings, disclose the amounts of distribution costs excluded from cost of sales for each period presented to the extent material, providing your proposed disclosure with your response.

<u>Liquidity and Capital Resources, page 39</u>
<u>Cash Flows, page 39</u>

2.   We note you have highlighted certain items on the face of the statements of cash flows to explain the increase in your operating cash flows from $3.4 million net cash used in 2012 to $99 million net cash provided in 2013, however you do not quantify or provide a discussion of the underlying drivers that have contributed to the year over year increase. Please provide draft disclosure to be included in future filings which expands your discussion of the underlying drivers that contribute to the significant fluctuations between periods. Refer to FRC 501.13.b.1.

<u>Notes to Consolidated Financial Statements, page 53</u>
<u>(11) Commitments and Contingencies, page 66</u>
<u>(b) Litigation, page 67</u>

3.   We note your disclosure at pages 25 and 26 indicates that you reached an agreement in principle on February 28, 2013 to settle various class action lawsuits brought forth in Canada related to your Shape-ups, Tone-ups and Resistance Runner footwear. Please tell us why you do not include disclosure of these litigation matters in your financial statements and why you do not disclose a reasonable range of potential loss given the pending settlement agreement. To the extent that you cannot estimate a range of loss please (1) describe the procedures you undertake on a quarterly basis to attempt to develop a range of reasonable possible loss for disclosure and (2) tell us what specific factors are causing your inability to provide an estimate and when you expect those factors to be alleviated.   Please refer to FASB ASC paragraphs 450-20-50-3 and 4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or Craig Arakawa, Accounting Branch Chief at 202-551-3650 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining